UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________

SCHEDULE TO
(AMENDMENT NO. 3)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_____________________________________

HOLLYWOOD MEDIA CORP.
(Name of Subject Company (Issuer))
_____________________________________

HOLLYWOOD MEDIA CORP. (ISSUER)
(Name of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

436233100
(CUSIP Number of Class of Securities)
_____________________________________

Mitchell Rubenstein
Hollywood Media Corp.
2255 Glades Road,
Suite 221-A
Boca Raton, Florida 33431
(561) 998-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_____________________________________

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210—Fax

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,000,000	$2,089.80

(1)
Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 9,000,000 shares of common stock (the maximum number of shares originally sought to be purchased) at the offer price of $2.00 per share (the original offer price per share).  The estimated transaction value based on the amended tender offer would decrease to $16,400,000 based on the purchase of 8,000,000 shares of common stock at the offer price of $2.05 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $116.10 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,089.80	Filing Party: Hollywood Media Corp.
Form or Registration No.: Schedule TO	Date Filed: January 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

TABLE OF CONTENTS

ITEM 11.  ADDITIONAL INFORMATION
ITEM 12.  EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.(a)(1)(N)

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2011 (the “Original Schedule TO”) by Hollywood Media Corp., a Florida corporation (“Hollywood Media”), as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Commission on February 3, 2011 and Amendment No. 2 to Schedule TO filed with the Commission on February 22, 2011 (the Original Schedule TO, as so amended and supplemented, the “Schedule TO”), relating to the tender offer by Hollywood Media to purchase for cash up to 8,000,000 shares of its common stock, par value $.01 per share, at a price of $2.05 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2011 (the “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”), and the Supplement to the Offer to Purchase and the related Letter of Transmittal dated February 3, 2011 (the “Supplement”), which together, as each may be amended and supplemented from time to time (including as the Offer to Purchase and the Letter of Transmittal were amended and supplemented by the Supplement), constitute the “Offer.”

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.  Copies of the Offer to Purchase, the Letter of Transmittal, and the Supplement were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(J), respectively.  The information contained in the Offer to Purchase, the Letter of Transmittal, and the Supplement is incorporated herein by reference in response to all of the applicable items of this Amendment and the Schedule TO, except that such information is hereby amended and supplemented as provided herein.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On February 25, 2011, Hollywood Media issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Friday, February 18, 2011.  A copy of the press release is filed as Exhibit (a)(1)(N) hereto and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(N)	Press Release dated February 25, 2011 (announcing final results of tender offer).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2011

HOLLYWOOD MEDIA CORP.

By:	/s/ Mitchell Rubenstein
Name:	Mitchell Rubenstein
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated January 18, 2011.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9.*

(a)(1)(G)	Press Release dated January 18, 2011.*

(a)(1)(H)	Summary Advertisement.*

(a)(1)(I)	Letter to Shareholders.*

(a)(1)(J)	Supplement to the Offer to Purchase and the related Letter of Transmittal dated February 3, 2011.**

(a)(1)(K)	Press Release dated February 3, 2011.**

(a)(1)(L)	Summary Advertisement dated February 3, 2011.**

(a)(1)(M)	Press Release dated February 22, 2011 (announcing preliminary results of tender offer).***

(a)(1)(N)	Press Release dated February 25, 2011 (announcing final results of tender offer).****

(b)	Not Applicable.

(d)(1)	1993 Stock Option Plan, as amended effective October 1, 1999 (incorporated by reference from the exhibit filed with Hollywood Media’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(2)
Directors Stock Option Plan, as amended effective May 1, 2003 (incorporated by reference from Appendix B to Hollywood Media’s Proxy Statement filed on November 13, 2003 for its 2003 Annual Meeting of Shareholders).

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(d)(3)
2000 Stock Incentive Plan, as amended October 30, 2003 (incorporated by reference from Appendix C to Hollywood Media’s Proxy Statement filed on November 13, 2003 for its 2003 Annual Meeting of Shareholders).

(d)(4)	2004 Stock Incentive Plan (incorporated by reference from Appendix B to Hollywood Media’s Proxy Statement filed on November 4, 2004 for its 2004 Annual Meeting of Shareholders).

(d)(5)
Amended and Restated Rights Agreement dated as of August 23, 1996 between Hollywood Media Corp. (f/k/a Big Entertainment, Inc.) and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on October 20, 1999).

(d)(6)
Amendment No. 1, dated as of December 9, 2002, to Amended and Restated Rights Amendment dated as of August 23, 1996 between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on December 10, 2002).

(d)(7)
Amendment No. 2, dated as of September 1, 2006, to the Amended and Restated Rights Agreement dated as of August 23, 1996, as amended December 9, 2002, between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on September 5, 2006).

(d)(8)
Amendment No. 3, dated as of January 13, 2011, to the Amended and Restated Rights Agreement dated as of August 23, 1996, as amended by Amendment No. 1 dated as of December 9, 2002 and Amendment No. 2 dated as of September 1, 2006, between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on January 14, 2011).

(g)	Not Applicable.

(h)	Not Applicable.

___________________________________________

*  Previously filed with Hollywood Media Corp.’s Tender Offer Statement on Schedule TO filed on January 18, 2011.

**  Previously filed with Amendment No. 1 to Hollywood Media Corp.’s Tender Offer Statement on Schedule TO filed on February 3, 2011.

***  Previously filed with Amendment No. 2 to Hollywood Media Corp.’s Tender Offer Statement on Schedule TO filed on February 22, 2011.

****  Filed with this Amendment No. 3 to Hollywood Media Corp.’s Tender Offer Statement on Schedule TO.

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